Exhibit 2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Corporation

North American Palladium Ltd. (the “Company”)

2116-130 Adelaide St. W.

Toronto, Ontario M5H 3P5

2.                                      Date of Material Change

August 17, 2009

3.                                      News Release

A press release with respect to the material change referred to in this report was issued by the Company on August 17, 2009 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) on August 18, 2009.

4.                                      Summary of Material Change

On August 17, 2009, the Company announced that it had entered into an agreement with an agent to complete a private placement of up to US$50 million aggregate principal amount of 7% secured convertible notes of the Company (the “Notes”) on a best efforts basis.  The agent also has an option to place an additional US$15 million of Notes.

5.                                      Full Description of Material Change

The Company announced that it has entered into an agreement with an agent to complete a private placement of up to US$50 million aggregate principal amount of Notes on a best efforts basis.  The private placement is expected to close during the week of August 24, 2009 (the “Closing”).  The agent also has an over-allotment option to place an additional US$15 million of Notes exercisable within 30 days of the Closing.

The Notes will mature 4 years from the date of issue and will be convertible, in whole or in part at the option of the holder, at any time after 90 days following the date of issue, into common shares of the Company at a conversion price of US$3.50 per common share (the “Conversion Price”), subject to adjustment in certain circumstances.  The Company will be entitled to force the conversion of the Notes at any time, in whole or in part, into common shares of the Company at the Conversion Price if the volume weighted average trading price of the Company’s common shares on the NYSE-Amex is equal to or greater than US$5.25 for 15 consecutive days.  The Company will also have the right to repay the Notes, in whole or in part, at any time for an amount equal to 110% of the principal amount and unpaid interest during the first two years following issuance or at 105% of the principal amount and unpaid interest during the remainder of the term.

6.                                      Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Executive Officer

The following senior officer of the Company is knowledgeable about the material change:

Trent Mell

Vice President, General Counsel and Corporate Secretary

(416) 360-7971 x 225

9.                                      Date of Report

August 18, 2009